The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion. Dated August 20, 2026 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-293732 and 333-293732-02
Citigroup Global Markets Holdings Inc. $
Autocallable Buffered Equity-Linked Notes due August 21, 2028 All Payments Due from Citigroup Global Markets Holdings Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.

Unlike conventional debt securities, the notes offered by this pricing supplement do not pay interest and do not repay a fixed amount of principal at maturity. The notes will mature on the maturity date (August 21, 2028) unless they are automatically called on the call observation date (August 25, 2027).  The notes will be automatically called on the call observation date if the closing value of shares of the Class A common stock of Space Exploration Technologies Corp. (the “underlier”) on such date is greater than or equal to the initial underlier value of $146.1625 (which is an intra-day value of the underlier on the strike date and may be higher or lower than the actual closing value of the underlier on the trade date (expected to be August 20, 2026)), resulting in a payment on the call payment date (August 27, 2027) equal to the stated principal amount of the notes plus the product of the stated principal amount times the call premium of 43.50%.

If the notes are not automatically called, the amount that you will be paid on the maturity date is based on the performance of the underlier as measured from the strike date (August 18, 2026) to and including the determination date (August 17, 2028). If the final underlier value on the determination date is greater than or equal to the initial underlier value, you will receive the stated principal amount plus the product of (a) $1,000 times (b) the upside participation rate of 200% times (c) the underlier return for each $1,000 stated principal amount of the notes. If the final underlier value declines from the initial underlier value by up to a buffer amount of 15.00%, you will receive the stated principal amount of the notes. However, if the final underlier value declines from the initial underlier value by more than the 15.00% buffer amount, the return on the notes will be negative and you will lose approximately 1.1765% of the stated principal amount of the notes for every 1% by which that decline exceeds the 15.00% buffer amount. You could lose your entire investment in the notes. In exchange for the potential to receive the call premium or upside participation in the appreciation of the underlier and the limited buffer feature of the notes at maturity, you must be willing to forgo (i) any dividends paid on the underlier and (ii) interest on the notes.

The maximum payment you could receive is limited if the notes are automatically called on the call observation date because of the call premium. If the notes are not automatically called on the call observation date, to determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the value of the underlier from the initial underlier value (set on the strike date) to the final underlier value on the determination date. On the maturity date, for each $1,000 stated principal amount note you then hold, you will receive an amount in cash equal to:

•	if the underlier return is positive or zero (the final underlier value is greater than or equal to the initial underlier value), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate of 200% times (c) the underlier return;

•	if the underlier return is negative but not below -15.00% (the final underlier value is less than the initial underlier value but not by more than 15.00%), $1,000; or

•	if the underlier return is negative and is below -15.00% (the final underlier value is less than the initial underlier value by more than 15.00%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.1765 times (b) the sum of the underlier return plus 15.00% times (c) $1,000. This amount will be less than $1,000 and may be zero.

The notes are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc.  All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.  If Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations, you may not receive any amount due under the notes.  The notes will not be listed on any securities exchange and may have limited or no liquidity.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-6.

	Issue Price(1)	Underwriting Discount(2)	Net Proceeds to Issuer
Per Note:	$1,000.00	$17.50	$982.50
Total:	$	$	$

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the trade date will be between $920.00 and $950.00 per note, which will be less than the issue price.  The estimated value of the notes is based on proprietary pricing models of Citigroup Global Markets Inc. (“CGMI”) and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance.  See “Valuation of the Notes” in this pricing supplement.

(2) CGMI, an affiliate of the issuer, is the underwriter for the offering of the notes and is acting as principal. The total underwriting discount in the table above assumes that the underwriter receives an underwriting discount for each note sold in this offering. For more information on the distribution of the notes, see “Summary Information—Key Terms—Supplemental plan of distribution” in this pricing supplement.  In addition to the underwriting discount, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are part of the Medium-Term Senior Notes, Series N of Citigroup Global Markets Holdings Inc. This pricing supplement is a supplement to the documents listed below and should be read together with such documents, which are available at the following hyperlinks:

•	Product Supplement No. EA-02-12 dated February 25, 2026

•	Prospectus Supplement and Prospectus each dated February 25, 2026

Citigroup Global Markets Inc.

Pricing Supplement No. 2026-USNCH33713 dated--------, 2026

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

CGMI may use this pricing supplement in the initial sale of the notes.  In addition, CGMI or any other affiliate of Citigroup Inc. may use this pricing supplement in a market-making transaction in a note after its initial sale.

SUMMARY INFORMATION

The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, certain events may occur that could affect your payment at maturity, such as market disruption events and other events affecting the underlier. These events and their consequences are described in the accompanying product supplement in the sections “Description of the Securities—Consequences of a Market Disruption Event; Postponement of a Valuation Date” and “Description of the Securities—Certain Additional Terms for Securities Linked to an Underlying Company or an Underlying ETF—Dilution and Reorganization Adjustments” and not in this pricing supplement (except as set forth in the next paragraph). It is important that you read the accompanying product supplement, prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement. References to “securities” in the accompanying product supplement include the notes.

For purposes of the notes, the section “Description of the Securities—Certain Additional Terms for Securities Linked to an Underlying Company or an Underlying ETF—Delisting of an Underlying Company” in the accompanying product supplement shall be deemed to be deleted

Key Terms

Issuer: Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.

Guarantee: all payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.

Underlier: shares of the Class A common stock of Space Exploration Technologies Corp. (Nasdaq symbol: “SPCX”) (the “underlier issuer”). The underlier is referred to as the “underlying shares” and the underlier issuer is referred to as the “underlying company” in the accompanying product supplement.

Stated principal amount: each note will have a stated principal amount of $1,000

Purchase at amount other than the stated principal amount: the amount we will pay you on the call payment date or at the stated maturity date, as applicable, for the notes will not be adjusted based on the issue price you pay for the notes, so if you acquire notes at a premium (or discount) to the stated principal amount and hold them to the call payment date or the stated maturity date, as applicable, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the stated principal amount. Also, the stated buffer value would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at the stated principal amount. See “Summary Risk Factors — If You Purchase Your Notes at a Premium to the Stated Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Stated Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-9 of this pricing supplement

Cash settlement amount (paid on the call payment date):  if the notes are automatically called on the call observation date because the closing value of the underlier on such day is equal to or greater than the call value, for each $1,000 stated principal amount of the notes, we will pay you an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the call premium.

Cash settlement amount (paid on the maturity date):  if the notes are not automatically called, on the maturity date, for each $1,000 stated principal amount of notes you then hold, we will pay you an amount in cash equal to:

•	if the final underlier value is greater than or equal to the initial underlier value, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the underlier return;

•	if the final underlier value is less than the initial underlier value but greater than or equal to the buffer value, $1,000; or

•	if the final underlier value is less than the buffer value, the sum of (i) $1,000 plus (ii) the product of (a) the buffer rate times (b) the sum of the underlier return plus the buffer amount times (c) $1,000

Initial underlier value (set on the strike date and may be higher or lower than the actual closing value of the underlier on the trade date): $146.1625

Final underlier value: the closing value of the underlier on the determination date, subject to adjustment as provided under “Description of the Securities — Certain Additional Terms for Securities Linked to an Underlying Company or an Underlying ETF— Determining the Closing Price” on page EA-24 of the accompanying product supplement and “Description of the Securities — Consequences of a Market Disruption Event; Postponement of a Valuation Date” beginning on page EA-22 of the accompanying product supplement.

Underlier return: the quotient of (i) the final underlier value minus the initial underlier value divided by (ii) the initial underlier value, expressed as a positive or negative percentage

Upside participation rate: 200.00%

Buffer value: 85.00% of the initial underlier value

Buffer amount: 15.00%

Buffer rate: the quotient of the initial underlier value divided by the buffer value, which equals approximately 117.65%

Call observation date: August 25, 2027. The call observation date is referred to as a “valuation date” in the accompanying product supplement and is subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur, as described under “Description of the Securities — Consequences of a Market Disruption Event; Postponement of a Valuation Date” beginning on page EA-22 of the accompanying product supplement.

Call payment date: August 27, 2027. If the call observation date is postponed as provided under “Call observation date” above, the call payment date will also be postponed by the same number of business day(s) from but excluding the originally scheduled call observation date to and including the actual call observation date.

Call premium: 43.50%

Call value:  100.00% of the initial underlier value

Strike date: August 18, 2026

Trade date: expected to be August 20, 2026. The trade date is referred to as the “pricing date” in the accompanying product supplement.

Original issue date (settlement date): expected to be August 25, 2026.  See “Supplemental plan of distribution” below for additional information.

Determination date: August 17, 2028. The determination date is referred to as the “valuation date” in the accompanying product supplement and is subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur, as described under “Description of the Securities — Consequences of a Market Disruption Event; Postponement of a Valuation Date” beginning on page EA-22 of the accompanying product supplement.

Maturity date: August 21, 2028

No interest: the notes will not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer quotation system

Automatic redemption: If the closing value of the underlier on the call observation date is greater than or equal to the call value, the notes will be automatically called and we will pay the cash settlement amount on the call payment date

Business day: as described under “Description of the Securities — General” on page EA-21 in the accompanying product supplement

Scheduled trading day: as described under “Description of the Securities — Certain Additional Terms for Securities Linked to an Underlying Company or an Underlying ETF— Definitions of Market Disruption Event and Scheduled Trading Day and Related Definitions” on page EA-26 of the accompanying product supplement

Supplemental plan of distribution: Citigroup Global Markets Holdings Inc. expects to sell to CGMI, and CGMI expects to purchase from Citigroup Global Markets Holdings Inc., the aggregate stated principal amount of the offered notes specified on the front cover of this pricing supplement.  CGMI proposes initially to offer the notes to the public at the issue price set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at such price less a concession not in excess of 1.75% of the stated principal amount.  In addition to the underwriting discount, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of ours.  Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority.  Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

Secondary market sales of securities typically settle one business day after the date on which the parties agree to the sale.  Because the settlement date for the notes is more than one business day after the trade date, investors who wish to sell the notes at any time prior to the business day preceding the original issue date will be required to specify an alternative settlement date for the secondary market sale to prevent a failed settlement.  Investors should consult their own investment advisors in this regard.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes.  We expect to hedge our obligations under the notes through CGMI or other of our affiliates, or through a dealer participating in this offering or its affiliates. CGMI or such other of our affiliates or such dealer or its affiliates may profit from this expected hedging activity even if the value of the notes declines.  This hedging activity could affect the closing value of the underlier and, therefore, the value of and your return on the notes.  For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA: as described under “Benefit Plan Investor Considerations” on pages EA-58 and EA-59 in the accompanying product supplement

Calculation Agent: CGMI

CUSIP: 17334CMT8

ISIN: US17334CMT89

HYPOTHETICAL EXAMPLES

The table and examples below are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical underlier values on the call observation date and on the determination date could have on the cash settlement amount on the stated maturity date or whether the securities are called.

The table and examples below are based on a range of closing values for the underlier that are entirely hypothetical; no one can predict what the underlier value will be on any day throughout the life of the notes, and no one can predict what the closing value of the underlier will be on the call observation date or on the determination date. The underlier has been highly volatile in the past — meaning that the underlier value has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.  Investors in the notes will not receive any dividends on the underlier. The table and examples below do not show any effect of lost dividend yield over the term of the notes. See “Summary Risk Factors—Investing in the Notes Is Not Equivalent to Investing in the Underlier” below.

The information in the table and examples below reflects hypothetical returns on the notes assuming that they are purchased on the original issue date at the stated principal amount and held to the call payment date or the maturity date, as applicable.  If you sell the notes in a secondary market prior to the maturity date, your return will depend upon the value of the notes at the time of sale, which may be affected by a number of factors that are not reflected in the table or examples below such as interest rates, the volatility of the underlier and our and Citigroup Inc.’s creditworthiness.  Please read “Summary Risk Factors—The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement.  It is likely that any secondary market price for the notes will be less than the issue price.

The information in the table and examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Stated principal amount	$1,000
Buffer value	85.00% of the initial underlier value
Buffer rate	approximately 117.65%
Buffer amount	15.00%
Call value on the call observation date	100.00% of the initial underlier value
Call premium	43.50%
Upside participation rate	200.00%

Neither a market disruption event nor a non-scheduled trading day occurs on the originally scheduled call observation date or the originally scheduled determination date

No change in or affecting the underlier

Notes purchased on original issue date at the stated principal amount and held to the call payment date or the stated maturity date, as applicable

The actual performance of the underlier over the life of the notes, as well as whether the notes are automatically called on the call observation date and the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier values shown elsewhere in this pricing supplement. For information about the historical values of the underlier during recent periods, see “The Underlier — Historical Closing Values of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the values of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

If the notes are automatically called on the call observation date (i.e., on the call observation date, the closing value of the underlier is equal to or greater than the call value), the cash settlement amount that we would deliver for each $1,000 stated principal amount of the notes on the call payment date would be the sum of $1,000 plus the product of $1,000 times the call premium of 43.50%. If, for example, the closing value of the underlier on the call observation date were determined to be 150.000% of the initial underlier value, the notes would be automatically called and the cash settlement amount that we would deliver on the notes on the call payment date would be 143.50% of the stated principal amount of the notes or $1,435.00 for each $1,000 stated principal amount of the notes. The return on the notes upon automatic call is capped and may be less than the return on a direct investment in the underlier.

If the notes are not automatically called on the call observation date (i.e., the closing value of the underlier on the call observation date is less than the call value), the cash settlement amount we would deliver for each $1,000 stated principal amount note on the stated maturity date will depend on the performance of the underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on the call observation date and reflects hypothetical cash settlement amounts that you could receive on the stated maturity date.

The values in the left column of the table below represent hypothetical final underlier values and are expressed as percentages of the initial underlier value.  The amounts in the right column represent the hypothetical cash settlement amounts (at maturity), based on the corresponding hypothetical final underlier value (expressed as a percentage of the initial underlier value), and are expressed as percentages of the stated principal amount of a note (rounded to the nearest one-thousandth of a percent).  Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding stated principal amount of the notes on the maturity date would equal 100.000% of the stated principal amount of a note, based on the corresponding hypothetical final underlier value (expressed as a percentage of the initial underlier value) and the assumptions noted above.

The Notes Have Not Been Automatically Called

Hypothetical Final Underlier Value (as Percentage of Initial Underlier Value)	Hypothetical Cash Settlement Amount (at Maturity) (as Percentage of Stated Principal Amount)

200.000%	300.000%
175.000%	250.000%
150.000%	200.000%
125.000%	150.000%
110.000%	120.000%
100.000%	100.000%
95.000%	100.000%
85.000%	100.000%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

If, for example, the notes have not been automatically called on the call observation date and the final underlier value were determined to be 25.000% of the initial underlier value, the cash settlement amount (at maturity) that we would deliver on the notes at maturity would be approximately 29.412% of the stated principal amount of the notes, as shown in the table above.  As a result, if you purchased the notes on the original issue date at the stated principal amount and held them to the maturity date, you would lose approximately 70.588% of your investment.  In addition, if the final underlier value were determined to be 150.000% of the initial underlier value, the cash settlement amount (at maturity) that we would deliver on the notes at maturity would be 200.000% of each $1,000 stated principal amount of the notes, as shown in the table above.

The table above demonstrates the diminishing benefit of the buffer feature of the notes the lower the final underlier value. For example, if the final underlier value were determined to be 75.000% of the initial underlier value, the cash settlement amount (at maturity) that we would deliver on the notes at maturity would be approximately 88.235% of the stated principal amount of the notes, resulting in an effective buffer (i.e., the difference between the underlier return and your return on the notes) of approximately 13.235%. However, if the final underlier value were determined to be 50.000% of the initial underlier value, the cash settlement amount (at maturity) that we would deliver on the notes at maturity would be approximately 58.824% of the stated principal amount of the notes, resulting in an effective buffer of only approximately 8.824%. The lower the final underlier value, the lower the effective buffer provided by the notes will be.

The cash settlement amounts shown above are entirely hypothetical; they are based on values of the underlier that may not be achieved on the determination date.  The actual cash settlement amount you receive on the maturity date may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the notes. The actual market value of the notes on the stated maturity date or at any other time, including any time you may wish to sell the notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on the call payment date or at maturity on notes held to the call payment date or the stated maturity date, as applicable, in the examples above assume you purchased the notes at their stated principal amount and have not been adjusted to reflect the actual issue price you pay for the notes. The return on your investment (whether positive or negative) in the notes will be affected by the amount you pay for the notes. If you purchase the notes for a price other than the stated principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Summary Risk Factors — The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” on page PS-7 of this pricing supplement.

We cannot predict the closing value of the underlier on the call observation date or the determination date or what the value of the notes will be on any particular day, nor can we predict the relationship between the underlier value and the value of the notes at any time prior to the maturity date. The actual amount that you will receive, if any, on the call payment date or at maturity and the return on the notes will depend on whether the notes are automatically called, the actual final underlier value as determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of the notes, if any, on the call payment date or on the maturity date may be very different from the information reflected in the table and examples above.

SUMMARY RISK FACTORS

An investment in the notes is significantly riskier than an investment in conventional debt securities.  The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlier.  Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes.  You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes.  You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Securities” beginning on page EA-6 in the accompanying product supplement.  You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

You May Lose Some or All of Your Investment

Unlike conventional debt securities, the notes do not repay a fixed amount of principal at maturity. If the notes are not automatically called on the call observation date, your payment at maturity will depend on the performance of the underlier. If the underlier depreciates by more than the buffer amount, you will receive less than the stated principal amount of the notes at maturity.  You should understand that any depreciation of the underlier beyond the buffer amount will result in a loss of more than 1% of the stated principal amount for each 1% by which the depreciation exceeds the buffer amount, which will progressively offset any protection that the buffer amount would offer. Accordingly, the lower the final underlier value, the less benefit you will receive from the buffer.  There is no minimum payment at maturity, and you may lose up to all of your investment.

The Initial Underlier Value, Set on the Strike Date, May Be Higher Than the Closing Value of the Underlier on the Trade Date

If the closing value of the underlier on the trade date is less than the initial underlier value set on the strike date, the terms of the notes may be less favorable to you than the terms of an alternative investment that may be available to you that offers a similar payout as the notes but with the initial underlier value set on the trade date.

The Notes Do Not Pay Interest

Unlike conventional debt securities, the notes do not pay interest. You should not invest in the notes if you seek current income during the term of the notes.

The Notes Are Subject to Automatic Redemption

If the notes are automatically called on the call observation date, your potential return on the notes is limited to the call premium. If the closing value of the underlier is greater than or equal to the call value on the call observation date, we will pay you the stated principal amount of the notes along with the call premium, regardless of how significantly the closing value of the underlier on the call observation date may exceed the call value. Accordingly, the call premium may result in a return on the notes that is significantly less than the return you could have achieved on a direct investment in the underlier. In addition, the call premium you receive if the notes are called on the call observation date may be significantly less than the return you could have achieved if the notes had not been automatically called and you had been able to receive the stated principal amount plus the product of (a) $1,000 times (b) the upside participation rate times (c) the underlier return for each $1,000 stated principal amount of the notes.

The Term of the Notes May Be as Short as Approximately One Year

If the closing value of the underlier on the call observation date, which is scheduled to occur approximately one year after the trade date, is greater than or equal to the call value, the notes will be automatically called.

Investing in the Notes Is Not Equivalent to Investing in the Underlier

You will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the underlier. The payment scenarios described in this pricing supplement do not show any effect of lost dividend yield over the term of the notes.

Your Return on the Notes Depends on the Closing Values of the Underlier on Only Two Days

Because your return on the notes depends on the closing values of the underlier on the call observation date or the determination date, as applicable, you are subject to the risk that the closing values of the underlier on those days may be lower, and possibly significantly lower, than on one or more other dates during the term of the notes. If you had invested in another instrument linked to the underlier that you could sell for full value at a time selected by you, or if the payment at maturity were based on an average of closing values of the underlier, you might have achieved better returns.

The Notes Are Subject to the Credit Risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

The Notes Will Not Be Listed on Any Securities Exchange and You May Not Be Able to Sell Them Prior to Maturity

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy the notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

The Estimated Value of the Notes on the Trade Date, Based on CGMI’s Proprietary Pricing Models and Our Internal Funding Rate, Will Be Less than the Issue Price

The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) any selling concessions or other fees paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs also include a fee paid to iCapital Markets LLC, an electronic platform in which an affiliate of Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the notes, holds an indirect minority equity interest, for services it is providing in connection with this offering. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The Estimated Value of the Notes Would Be Lower if It Were Calculated Based on Our Secondary Market Rate” below.

The Estimated Value of the Notes Was Determined for Us by Our Affiliate Using Proprietary Pricing Models

CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlier, dividend yield on the underlier and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

The Estimated Value of the Notes Would Be Lower if It Were Calculated Based on Our Secondary Market Rate

The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the notes, which do not bear interest.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

The Estimated Value of the Notes Is Not an Indication of the Price, if Any, at Which CGMI or Any Other Person May Be Willing to Buy the Notes From You in the Secondary Market

Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors

The value of the notes prior to maturity will fluctuate based on the value and volatility of the underlier and a number of other factors, including the dividend yield on the underlier, interest rates generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the value of the underlier may not result in a comparable change in the value of the notes. You should understand that the value of the notes at any time prior to maturity may be significantly less than the issue price.

If the Value of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the underlier.  Changes in the value of the underlier may not result in a comparable change in the market value of your notes.  We discuss some of the reasons for this disparity under “— The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” above.

Immediately Following Issuance, Any Secondary Market Bid Price Provided by CGMI, and the Value That Will Be Indicated on Any Brokerage Account Statements Prepared by CGMI or Its Affiliates, Will Reflect a Temporary Upward Adjustment

The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

The Underlier Has A Limited Trading History

The underlier has limited historical performance. Because the underlier has a limited trading history, you will have less information on which you may base your investment decision than would have been the case had the notes been linked to an underlier with a more established record of performance. For additional information about the underlier and the underlier issuer, see the section “The Underlier” in this pricing supplement. Past performance of the underlier should not be considered indicative of its future performance.

Our Offering of the Notes Does Not Constitute a Recommendation of the Underlier

The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlier is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the underlier or in instruments related to the underlier and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlier. These and other activities of our affiliates may affect the value of the underlier in a way that has a negative impact on your interests as a holder of the notes.

The Value of the Underlier May Be Adversely Affected by Our or Our Affiliates’ Hedging and Other Trading Activities

We expect to hedge our obligations under the notes through CGMI or other of our affiliates, or through a dealer participating in this offering or its affiliates, who may take positions directly in the underlier and other financial instruments related to the underlier and may adjust such positions during the term of the notes. Our affiliates also trade the underlier and other financial instruments related to the underlier on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. Any dealer participating in the offering of the notes or its affiliates may engage in similar activities. These activities could affect the value of the underlier in a way that negatively affects the value of the notes. They could also result in substantial returns for us or our affiliates or any dealer or its affiliates while the value of the notes declines. If the dealer from which you purchase notes is to conduct hedging activities for us in connection with the notes, that dealer may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

We and Our Affiliates May Have Economic Interests That Are Adverse to Yours as a Result of Our Affiliates’ Business Activities

Our affiliates may currently or from time to time engage in business with the underlier issuer, including extending loans to, making equity investments in or providing advisory services to the underlier issuer. In the course of this business, we or our affiliates may acquire non-public information about the underlier issuer, which we will not disclose to you. Moreover, if any of our affiliates is or becomes a creditor of the underlier issuer, they may exercise any remedies against the underlier issuer that are available to them without regard to your interests. Any dealer participating in the offering of the notes or its affiliates may engage in similar activities.

Even if the Underlier Issuer Pays a Dividend That It Identifies as Special or Extraordinary, No Adjustment Will Be Required Under the Notes For That Dividend Unless It Meets the Criteria Specified in the Accompanying Product Supplement

In general, an adjustment will not be made under the terms of the notes for any cash dividend paid on the underlier unless the amount of the dividend per share, together with any other dividends paid in the same fiscal quarter, exceeds the dividend paid per share in the most recent fiscal quarter by an amount equal to at least 10% of the closing value of the underlier on the date of declaration of the dividend. Any dividend will reduce the closing value of the underlier by the amount of the dividend per share. If the underlier issuer pays any dividend for which an adjustment is not made under the terms of the notes, holders of the notes will be adversely affected. See “Description of the Securities—Certain Additional Terms for Securities Linked to an Underlying Company or an Underlying ETF—Dilution and Reorganization Adjustments—Certain Extraordinary Cash Dividends” beginning on page EA-29 in the accompanying product supplement.

The Notes Will Not Be Adjusted for All Events That Could Affect the Value of the Underlier

For example, we will not make any adjustment for ordinary dividends or extraordinary dividends that do not meet the criteria described above.  Moreover, the adjustments we do make may not fully offset the dilutive or adverse effect of the particular event.  Investors in the notes may be adversely affected by such an event in a circumstance in which a direct holder of the underlier would not.

The Notes May Become Linked to Shares of an Issuer Other Than the Original Underlier Issuer Upon the Occurrence of a Reorganization Event

For example, if the underlier issuer enters into a merger agreement that provides for holders of the underlier to receive shares of another entity and such shares are marketable securities, the shares of such other entity will become the underlier for all purposes of the notes upon consummation of the merger.  See “Description of the Securities—Certain Additional Terms for Securities Linked to an Underlying Company or an Underlying ETF—Dilution and Reorganization Adjustments” beginning on page EA-26 in the accompanying product supplement.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Important Determinations With Respect to the Notes

If certain events occur, such as market disruption events, events with respect to the underlier issuer that may require a dilution adjustment or the delisting of the underlier, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your payment at maturity.  In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

We May Sell an Additional Aggregate Stated Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate stated principal amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Stated Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Stated Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the stated principal amount of the notes, then the return on your investment in such notes held to the call payment date or the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the stated principal amount. If you purchase the notes at a premium to the stated principal amount and hold them to the call payment date or the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the stated principal amount or a discount to the stated principal amount. In addition, the impact of the buffer value on the return on your investment will depend upon the price you pay for the notes relative to the stated principal amount. For example, if you purchase the notes at a premium to the stated principal amount, and the notes have not been automatically called, the buffer value, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at the stated principal amount or a discount to the stated principal amount.

The U.S. Federal Tax Consequences of an Investment in the Notes Are Unclear

There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”).  Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid forward contracts.  If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes might be materially and adversely affected.  Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

If you are a non-U.S. investor, you should review the discussion of withholding tax issues in “United States Federal Tax Considerations—Non-U.S. Holders” below.

You should read carefully the discussion under “United States Federal Tax Considerations” and “Risk Factors Relating to the Securities” in the accompanying product supplement and “United States Federal Tax Considerations” in this pricing supplement.  You should also consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

THE UNDERLIER

Space Exploration Technologies Corp. is a technology company focused on space transportation, satellite-based connectivity and artificial intelligence. The underlying shares of Space Exploration Technologies Corp. are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information provided to or filed with the SEC by Space Exploration Technologies Corp. pursuant to the Exchange Act can be located by reference to the SEC file number 001-43344 through the SEC’s website at http://www.sec.gov. In addition, information regarding Space Exploration Technologies Corp. may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The underlying shares of Space Exploration Technologies Corp. trade on the Nasdaq Global Select Market under the ticker symbol “SPCX.”

We have derived all information regarding Space Exploration Technologies Corp. from publicly available information and have not independently verified any information regarding Space Exploration Technologies Corp. This pricing supplement relates only to the notes and not to Space Exploration Technologies Corp. We make no representation as to the performance of Space Exploration Technologies Corp. over the term of the notes.

The notes represent obligations of Citigroup Global Markets Holdings Inc. (guaranteed by Citigroup Inc.) only. Space Exploration Technologies Corp. is not involved in any way in this offering and has no obligation relating to the notes or to holders of the notes.

Historical Closing Values of the Underlier

The closing value of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing value of the underlier during the period shown below is not an indication that the closing value of the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical values of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier will result in your receiving an amount greater than the stated principal amount of your notes on the maturity date or the notes being called on the call observation date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier.  The actual performance of the underlier over the life of the notes, as well as the cash settlement amount, may bear little relation to the historical values shown below.

The graph below shows the closing value of the underlier for each day such value was available from June 12, 2026 to August 18, 2026. The underlier began trading on the Nasdaq Stock Market on June 12, 2026 and therefore has a limited historical performance. We obtained the closing values from Bloomberg L.P., without independent verification. If certain corporate transactions occurred during the historical period shown below, including, but not limited to, spin-offs or mergers, then the closing values shown below for the period prior to the occurrence of any such transaction have been adjusted by Bloomberg L.P. as if any such transaction had occurred prior to the first day in the period shown below.

The closing value of the underlier on August 18, 2026 was $143.34.

UNITED STATES FEDERAL TAX CONSIDERATIONS

You should read carefully the discussion under “United States Federal Tax Considerations” and “Risk Factors Relating to the Securities” in the accompanying product supplement and “Summary Risk Factors” in this pricing supplement.

In the opinion of our counsel, Davis Polk & Wardwell LLP, a note should be treated as a prepaid forward contract for U.S. federal income tax purposes.  By purchasing a note, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to this treatment.  There is uncertainty regarding this treatment, and the IRS or a court might not agree with it. Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the pricing date.

Assuming this treatment of the notes is respected and subject to the discussion in “United States Federal Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result under current law:

•	You should not recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange.

•	Upon a sale or exchange of a note (including retirement at maturity), you should recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the note. Such gain or loss should be long-term capital gain or loss if you held the note for more than one year.

We do not plan to request a ruling from the IRS regarding the treatment of the notes. An alternative characterization of the notes could materially and adversely affect the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding possible alternative tax treatments of the notes and potential changes in applicable law.

Non-U.S. Holders. Subject to the discussions below and in “United States Federal Tax Considerations” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the notes, you generally should not be subject to U.S. federal withholding or income tax in respect of any amount paid to you with respect to the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement, Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities (“U.S. Underlying Equities”) or indices that include U.S. Underlying Equities.  Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more U.S. Underlying Equities, as determined based on tests set forth in the applicable Treasury regulations.  However, the regulations, as modified by an IRS notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one.  Based on the terms of the notes and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. Underlying Equity and, therefore, should not be subject to withholding tax under Section 871(m).  However, the final determination regarding the treatment of the notes under Section 871(m) will be made as of the pricing date for the notes, and it is possible that the notes will be subject to withholding tax under Section 871(m) based on the circumstances as of that date.

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment.  Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions.  You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement.  The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

VALUATION OF THE NOTES

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. The range for the estimated value of the notes set forth on the cover page of this preliminary pricing supplement reflects uncertainty on the date of this preliminary pricing supplement about the inputs to CGMI’s proprietary pricing models on the trade date.

For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time.  See “Summary Risk Factors — The Notes Will Not Be Listed on Any Securities Exchange and You May Not Be Able to Sell Them Prior to Maturity.”

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